UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 September 2004

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX

Exhibit No.
----------


    1.  Director Shareholding dated 01 September 2004
    2.  Transaction in Own Shares dated 01 September 2004
    3.  Redemption of Notes dated 02 September 2004
    4.  Transaction in Own Shares dated 02 September 2004
    5.  Transaction in Own Shares dated 03 September 2004
    6.  Transaction in Own Shares dated 06 September 2004
    7.  Transaction in Own Shares dated 07 September 2004
    8.  Director Shareholding dated 08 September 2004
    9.  US GAAP Interim Filing dated 09 September 2004
   10.  Director Shareholding dated 09 September 2004
   11.  Director Shareholding dated 10 September 2004
   12.  Transaction in Own Shares dated 13 September 2004
   13.  Property Index Certificates dated 14 September 2004
   14.  Transaction in Own Shares dated 14 September 2004
   15.  Director Shareholding dated 14 September 2004
   16.  Transaction in Own Shares dated 15 September 2004
   17.  Transaction in Own Shares dated 16 September 2004
   18.  Transaction in Own Shares dated 17 September 2004
   19.  Transaction in Own Shares dated 20 September 2004
   20.  Transaction in Own Shares dated 21 September 2004
   21.  Director Shareholding dated 21 September 2004
   22.  Transaction in Own Shares dated 23 September 2004
   23.  Statement re Possible Offer dated 23 September 2004
   24.  Director Shareholding dated 28 September 2004
   25.  Re Joint Venture dated 29 September 2004
--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: October 01, 2004                             By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: October 01, 2004                            By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

Exhibit No.1
                                                                1 September 2004

         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 31 August 2004 that it had on 25 August 2004 exercised its discretion and released a total of 22,061 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom the shares were released are not directors of Barclays PLC.

2. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary Trust") notified the Company on 31 August 2004 that it had on 10 August 2004 exercised its discretion and released a total of 3,686 shares in Barclays PLC at a price of GBP5.19 per share. The participants to whom the shares were released are not directors of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 109,934,697 ordinary shares in Barclays PLC. Matthew Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.2

Barclays PLC

Share Repurchase


Barclays PLC announces that on 1 September 2004 it purchased for cancellation 285,000 of its Ordinary Shares at a price of 518.4897 pence per share.


END.

Exhibit No.3

                                                                2 September 2004

                                Barclays Bank PLC
  Barclays redeems JPY 5,000,000,000 Variable Floating Rate Subordinated Notes
                        due September 2009 (the "Notes")
                                ISIN: XS0071127343


Barclays Bank PLC announced today, 2 September 2004, that in accordance with an option to redeem conferred by the terms of the Notes, it redeemed the Notes in whole on 1 September 2004.

The Notes will be cancelled and there are no further Notes outstanding.

Exhibit No.4

Barclays PLC

Share Repurchase

Barclays PLC announces that on 2 September 2004 it purchased for cancellation 380,000 of its Ordinary Shares at a price of 521.7198 pence per share.


END.

Exhibit No.5

Barclays PLC

Share Repurchase

Barclays PLC announces that on 3 September 2004 it purchased for cancellation 375,000 of its Ordinary Shares at a price of 523.2356 pence per share.

END.

Exhibit No.6


Barclays PLC


Share Repurchase

Barclays PLC announces that on 6 September 2004 it purchased for cancellation 370,000 of its Ordinary Shares at a price of 534.8493 pence per share.



END.

Exhibit No.7

Barclays PLC


Share Repurchase



Barclays PLC announces that on 7 September 2004 it purchased for cancellation 375,000 of its Ordinary Shares at a price of 529.4207 pence per share.



END.

Exhibit No.8





                                                                8 September 2004

         Notification of directors' interests: Companies Act 1985 s.329

The trustee of the Barclays Group Share Incentive Plan ("the SIP") informed the Company on 7 September 2004 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 529.75p per share:

Director                    Number of Shares
Mr C J Lendrum                     24
Mr J S Varley                      24
Mr D L Roberts                     24
Mr G A Hoffman                     24

The revised total shareholding for each director following these transactions, is as follows:

Director          Beneficial     Non Beneficial
                    Holding         Holding
Mr C J Lendrum      239,263            -
Mr J S Varley       329,719            -
Mr D L Roberts      62,314             -
Mr G A Hoffman      167,792            -

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 109,934,697 ordinary shares in Barclays PLC. Matthew Barrett, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.9

                                                                9 September 2004

                              Barclays PLC


Documents available for inspection at the Document Disclosure Facility


Barclays PLC has today submitted interim results for the six months to 30 June 2004, which includes data relating to Barclays Bank PLC and reconciles certain items prepared in accordance with UK Generally Accepted Accounting Principles with US Generally Accepted Accounting Principles, to the United Kingdom Listing Authority for publication through the Document Disclosure Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

The filing does not update or otherwise supplement the interim results announced on 5 August 2004. A copy has also been submitted to the US Securities and Exchange Commission on Form 6-K.

Exhibit No.10

                                                                9 September 2004

         Notification of directors' interests: Companies Act 1985 s.329

On 8 September 2004 the following directors were granted the options set out below over ordinary shares in Barclays PLC at a price of 408p per share, under the Barclays Group SAYE Share Option Scheme:

Gary Hoffman - 1,138 shares
David Roberts - 801 shares
Naguib Kheraj - 4,007 shares

Exhibit No.11

                                                               10 September 2004

                                  Barclays PLC

         Notification of director's interests: Companies Act 1985 s.329

Further to the appointment of Sir Andrew Likierman to the Board of Directors of Barclays PLC and Barclays Bank PLC on 1 September 2004, there are no details that are required to be disclosed in respect of the appointment under paragraph
16.4 of the Listing Rules of the UK Listing Authority.

On his appointment to the Board of Directors of Barclays PLC and Barclays Bank PLC, Sir Andrew Likierman had a total beneficial interest in 2,000 ordinary shares in Barclays PLC.

Exhibit No.12

Barclays PLC

Share Repurchase

Barclays PLC announces that on 13 September 2004 it purchased for cancellation 370,000 of its Ordinary Shares at a price of 537.4124 pence per share.



END.

Exhibit No.13


                      BARCLAYS PROPERTY INDEX CERTIFICATES
                                     "PICs"

   Notification of Monthly Proxy Index and Monthly Proxy Capital Growth Index

                                                     IPD Annual Capital       IPD Annual
                                                       Growth Index1            Index1

Dec 2002 (as certified by IPD March 2003)                200.90647            853.53947
Dec 2003 (as certified by IPD February 2004)             208.76776            946.69827


                                                   Monthly Proxy Capital    Monthly Proxy
                                                       Growth Index2            Index2

July 2004 (as certified by IPD August 2004)                220.7                1037.5
August 2004 (as certified by IPD September 2004)           222.3                1050.1


                                                       Capital Growth       Total Return

In month of August 2004                                     0.7%                 1.2%
In 2004 to end August                                       6.5%                10.9%



Source: Investment Property Databank Limited ("IPD")

Notes

1. The index referred to as the IPD "Annual Index" is the Investment Property Databank All Property (Standing Investments excluding Active Management) Annual Total Return Index. The IPD Annual Capital Growth Index is a component of the Annual Index and both are calculated by IPD from information held in its annual database which at 31st December 2003 contained information relating to individual properties having an aggregate value of approximately GBP105.1bn.

2. IPD compiles monthly indices as proxies for the Annual Index (the "Monthly Proxy Index") and for the Annual Capital Growth Index (the "Monthly Proxy Capital Growth Index") for the preceding month. The Monthly Proxy Index and the Monthly Proxy Capital Growth Index are estimated by reference to information contained in the monthly database, which at the end of December 2003 contained information relating to individual properties having an aggregate value of approximately GBP17.4bn. As these indices are intended to be proxies for the Annual Index and the Annual Capital Growth Index, the constituent information is re-weighted by sector, property type and region to reflect the portfolio of properties used in the calculation of the Annual Index and the Annual Capital Growth Index.



Investment Property Databank Limited ("IPD") will not be liable to any holder of Barclays Property Index Certificates for any loss or damage as a result of any error in any of the above mentioned indices. This information has been prepared by IPD. Whilst it is deemed to be reliable, Barclays Bank PLC does not represent that such information is accurate or complete and it should not be relied upon as such. The prices of investments which trade in limited markets may go up or down.


Charles House, 5-11 Regent Street
London SW1Y 4LR
Telephone: 020- 7747 1700.
Fax: 020-7839 7460.
Contact: Simon Redman or
Andrew Thomson
September 14th 2004

Exhibit No.14


Barclays PLC

Share Repurchase

Barclays PLC announces that on 14 September 2004 it purchased for cancellation 250,000 of its Ordinary Shares at a price of 532.2394 pence per share.

END.

Exhibit No.15

                                                               14 September 2004



         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 14 September 2004 that it had on 7 September 2004 exercised its discretion and released a total of 452,747 ordinary shares in Barclays PLC and on 10 September 2004 it purchased a total of 4,328,055 ordinary shares in Barclays PLC at a price of 529.34p per share. None of the shares released or purchased were in respect of an award made to a director of Barclays PLC.

2. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary Trust") notified the Company on 14 September 2004 that it had on 10 September 2004 exercised its discretion and purchased a total of 167,145 shares in Barclays PLC at a price of 529.34p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 113,977,150 ordinary shares in Barclays PLC. Matthew Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.16

Barclays PLC

Share Repurchase

Barclays PLC announces that on 15 September 2004 it purchased for cancellation 370,000 of its Ordinary Shares at a price of 537.5155 pence per share.

END.

Exhibit No.17

Barclays PLC



Share Repurchase



Barclays PLC announces that on 16 September 2004 it purchased for cancellation 250,000 of its Ordinary Shares at a price of 532.8572 pence per share.



END.

Exhibit No.18

Barclays PLC

Share Repurchase


Barclays PLC announces that on 17 September 2004 it purchased for cancellation 370,000 of its Ordinary Shares at a price of 534.3624 pence per share.


END.

Exhibit No.19

Barclays PLC

Share Repurchase

Barclays PLC announces that on 20 September 2004 it purchased for cancellation 250,000 of its Ordinary Shares at a price of 529.2638 pence per share.

END.

Exhibit No.20

Barclays PLC



Share Repurchase



Barclays PLC announces that on 21 September 2004 it purchased for cancellation 250,000 of its Ordinary Shares at a price of 538.2232 pence per share.



END.

Exhibit No.21



                                                               21 September 2004

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 20 September 2004 that it had on 15 September 2004 exercised its discretion and released a total of 11,134 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom the shares were released are not directors of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 113,966,016 ordinary shares in Barclays PLC. Matthew Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.22

Barclays PLC



Share Repurchase



Barclays PLC announces that on 22 September 2004 it purchased for cancellation 365,000 of its Ordinary Shares at a price of 546.9392 pence per share.

Exhibit No.23

                                                              September 23, 2004

                              A BARCLAYS STATEMENT

Barclays confirms it is in discussions with ABSA, a leading South African bank, in connection with a possible recommended partial offer for a majority stake in ABSA. This process is at an early stage and is subject inter alia to due diligence and securing a satisfactory level of committed acceptances from ABSA's significant shareholders prior to making any offer. In addition, these discussions have not yet reached a stage which requires a formal approach to the relevant regulators. These discussions may or may not lead to a transaction being agreed. Barclays would not expect to issue ordinary shares to fund a potential transaction.

The Barclays board believes that if there is a successful conclusion to this process such a transaction would enhance the bank's existing successful African operations and would be immediately accretive to earnings per share and economic profit.

                               -          ENDS -

This announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays plans and its current goals and expectations relating to the potential transaction described above. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition, a number of which are beyond the Barclays control. As a result, actual future results may differ materially from the plans, goals and expectations set forth in the forward-looking statements.

Exhibit No.24


                                                               28 September 2004

         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 27 September 2004 that it had on 20 September 2004 exercised its discretion and released a total of 8,335 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom the shares were released are not directors of Barclays PLC.

2. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary Trust") notified the Company on 27 September 2004 that it had on 22 September 2004 exercised its discretion and released a total of 49,895 shares in Barclays PLC. The participants to whom the shares were released are not directors of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 113,907,786 ordinary shares in Barclays PLC. Matthew Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.25

                                                               29 September 2004



Barclaycard enters into joint venture with House of Fraser



Barclays PLC ("Barclays") and House of Fraser have entered into a partnership under which Barclaycard will form a joint venture with House of Fraser to manage its financial services business from June 2007 for a period of 10 years. House of Fraser and Barclaycard will share the profits generated by the joint venture on a 50/50 basis.


Barclaycard is expected to make total cash payments to House of Fraser, between January 2005 and 2007, totalling some GBP 25 million. The cash payment will be made from Barclays internal resources. The expected premium to receivables transferred by House of Fraser to the joint venture is 16% to 18%.


The current House of Fraser loyalty and storecard business has over one million active cardholders. From 2007, the joint venture will manage existing and new accounts and both parties see an exciting opportunity to develop a range of financial services.


The move underlines Barclaycard's strategy to grow its UK lending business, with a growing contribution from non Barclaycard-branded businesses, namely Monument, Littlewoods Financial Services and Clydesdale Financial Services.


-  ends -



For further information, please contact:



Ian Barber/Mark Gonnella
Public Relations, Barclaycard
Tel:  + 44 (0) 1604 251229



James. S. Johnson
Investor Relations, Barclays
Tel:  +44 (0) 207 699 4525



Barclays PLC

Barclays is an international financial services group engaged primarily in banking, investment banking and investment management. Barclays has been involved in banking for over 300 years and operates in over 60 countries, with 76,200 employees and over 2,900 branches worldwide. Barclays has five major business groupings. UK Banking is its core retail and business banking franchise in the UK. Barclays has around 14 million UK personal customers and 740,000 business customers. Private Clients and International are comprised of Barclays wealth management business and personal and commercial banking activities outside the UK. Barclaycard is the largest credit card brand in Europe and operates in Germany, France, Italy, Greece, Spain, Portugal, Republic of Ireland and across Africa. Barclays Capital is the Group's investment bank focused on financing and risk management focused and BGI is Barclays global leader in the institutional investment management market. For more information about Barclays PLC, please visit www.barclays.com